UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934

    International Shipholding Corporation

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

    460321 20 1

(CUSIP Number)

Erik F. Johnsen
Suite 1700
650 Poydras Street
New Orleans, Louisiana 70130
                                504-529-5470
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

                             December 20, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

CUSIP No. 460321 20 1
1.	Name of Reporting Person. Erik F. Johnsen S.S. or I.R.S. Identification No. of Above Person ###-##-####
2.	Check the Appropriate Box if a Member of a Group (a) _____ (b) _____
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) _____.
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power	611,078
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	611,078
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		611,078
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		Not applicable.
13.	Percent of Class Represented by Amount in Row (11)		10.05%
14.	Type of Person Reporting		IN
Item 1.		Security and Issuer.

               This statement relates to the common stock, $1.00 par value per share (the "Common Stock"), of International Shipholding Corporation (the "Issuer"), a Delaware corporation. The address of the principal executive offices of the Issuer is 650 Poydras Street, Suite 1700, New Orleans, Louisiana 70130.

Item 2.		Identity and Background

	(a)	Name of Reporting Person:

Erik F. Johnsen

	(b)	Principal Business Address of Reporting Person:

650 Poydras Street, Suite 1700 New Orleans, Louisiana 70130

	(c)	Mr. Johnsen is Chief Executive Officer and Chairman of the Board of Directors of the
Issuer.

	(d)	Mr. Johnsen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

	(e)	Mr. Johnsen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

	(f)	Mr. Johnsen is a United States citizen.

Item 3.		Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.		Purpose of Transaction.

Not applicable.

Item 5.		Interest in Securities of the Issuer.

	(a) (b)	As of the date hereof, the Reporting Person beneficially owns 611,078 shares of the
Common Stock, which is approximately 10.05% of the shares of the Common Stock believed to be outstanding. Mr. Johnsen has sole voting and investment power with respect to all of these shares.

	(c)	Mr. Johnsen has engaged in the following transactions in the Common Stock of the
Issuer in the past 60 days:

Mr. Johnsen made a gift of 11,500 shares to a non-profit institution and a gift of 13,300 shares to his grandchildren on December 20, 2004.

                     Mr. Johnsen previously owned 8,875 shares indirectly through the estate of his deceased wife. On November 17, 2004, a judgment of possession was filed related to that estate, which included a judgment for distribution of those shares to Mr. Johnsen's deceased wife's children.

	(d)	Other party with right to receive or direct receipt of dividends or proceeds:

Not applicable.

	(e)	Date the Reporting Person ceased to beneficially own more than 5% of shares:

Not applicable.

Item 6.		Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.		Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2004

/s/ Erik F. Johnsen
Erik F. Johnsen